07026361

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File No: 82-35048

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 23 2007
WASH, D.C. 182

21st August 2007

By Courier

SUPPL

Dear Sir or Madam

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

Information Furnished

We last wrote to the SEC on 14th July 2007, furnishing a list of the additional information the Company made public, filed or distributed since the date of our previous letter. Please now find attached hereto as Appendix A a list of the information the Company has made public, filed or distributed between 14th July 2007 and the date of this letter. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Can you please acknowledge receipt by stamping and returning the enclosed copy of this letter, using the self-addressed envelope and Fedex payment slip also enclosed.

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

dlw 9/14

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

James Brace
General Counsel
BlueBay Asset Management plc
Times Place
45 Pall Mall
London
SW1Y 5JG

Tel: 020 7389 3604
Fax: 020 7930 7400

Email: jbrace@bluebayinvest.com

www.bluebayinvest.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items		
Title	**Date of Release**	**Description**
Regulatory News Item	1 August 2007	Total Voting Rights
Regulatory News Item	10 August 2007	Price Monitoring Extension

UK Companies House / FSA / UKLA Filings		
Title	**Stamp Date**	**Description**
UK Companies House	20 July 2007	Form 288a
UK Companies House	20 July 2007	Form 288b

REG-BlueBay Asset Man <BBAY.L> Total Voting Rights

01/08/2007

RNS Number:3005B
BlueBay Asset Management PLC
01 August 2007

BlueBay Asset Management plc ("BlueBay") - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, BlueBay confirms that its current issued share capital comprises 190,410,000 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. BlueBay holds no treasury shares.

The above figure of 190,410,000 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BlueBay under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRBGGDIDBGGGRB

REG-BlueBay Asset Man <BBAY.L> Price Monitoring Extension

10/08/2007

RNS Number:9303B
BlueBay Asset Management PLC
10 August 2007

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result i
pre-determined percentage above or below the base price. The auction call period is exter

For details of how base prices are set for each market, please refer to the Guide to Tradi
www.londonstockexchange.com

END

PMESFIFMSSWSEDA

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Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03262598

Company Name in full BLUEBAY ASSET MANAGEMENT PLC

	Day	Month	Year
Date of appointment	13	07	2007
†Date of Birth			

Appointment form

Notes on completion appear on reverse

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes*

NAME *Style / Title: MR *Honours etc:

Forename(s): JAMES JACKSON

Surname: BRACE

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 94A HADHAM ROAD

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: BISHOPS STORTFORD Postcode: CM23 2QF

County / Region: HERTFORDSHIRE Country: UK

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director /~~ secretary of the above named company

Consent signature X [signature] **Date** 19/7/2007

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed X [signature] **Date** 19/7/2007

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the [redacted]

JAMES BRACE, BLUEBAY ASSET MANAGEMENT
45 PALL MALL, LONDON
SW1Y 5JG Tel 0207389 3604

DX number — DX exchange —

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

LD4 20/07/2007 249
COMPANIES HOUSE

Form 10/03

Company Number | |
|---|

† Directors only

†Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except

- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

Companies House — for the record —

288b

Please complete in typescript, or in bold black capitals

CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03262598

Company Name in full BLUEBAY ASSET MANAGEMENT PLC

	Day	Month	Year
Date of termination of appointment	13	07	2007

as director [ ] as secretary [✓]

Please mark the appropriate box If terminating appointment as a director and secretary mark both boxes

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House

Forename(s) NICHOLAS MARK

Surname WILLIAMS

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below

Signed X [signature] **Date** 19/7/2007

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

JAMES BRACE, BLUEBAY ASSET MANAGEMENT
45 PALL MALL, LONDON
SW1Y 5JG Tel 0207389 3604
DX number — DX exchange —

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

FRIDAY
L3SCIREF
LD4 20/07/2007 250
COMPANIES HOUSE

Form revised 10/03

END